NEWS RELEASE

October 17, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN CLOSES EL COBRE / CABALLO BLANCO TRANSACTION

Almaden Minerals Ltd. and its wholly owned subsidiary (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE AMEX) is pleased to announce that it has closed the Transaction (announced previously by the Company September 26th, 2011) with Goldgroup Mining Inc. and its subsidiary (“Goldgroup”; GGA: TSX) to sell Almaden’s 30% interest in the Caballo Blanco project and to acquire a 100% interest in the El Cobre project (the “Transaction”). Almaden will retain an undivided 1.5% NSR in the Caballo Blanco project.

In consideration for Almaden’s 30% interest in Caballo Blanco, Goldgroup has paid Almaden US$2,500,000 cash and issued to Almaden 7,000,000 of its common shares. An additional 7,000,000 of its common shares will be issued to Almaden under the following conditions: 1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project, 2,000,000 common shares upon measured and indicated resources including cumulative  production reaching 2,000,000 ounces of gold, 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold and 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.  The aforementioned Goldgroup shares issued and to be issued are subject to certain statutory and agreed to hold periods. Goldgroup has also transferred to Almaden its 40% interest in the El Cobre property and grant a 1.5% net smelter royalty interest on the Caballo Blanco project to Almaden.

"This transaction crystallizes significant value for Almaden shareholders," says J.D. Poliquin, Chairman and Director of Almaden. "We are very pleased to have acquired a 100% interest in the El Cobre copper-gold project,  an exciting under explored bulk tonnage porphyry target with excellent infrastructure. With this deal, Almaden’s shareholders will benefit from Goldgroup’s ability to develop the Caballo Blanco project into a mine and also gives Almaden the option of maintaining exposure to the exploration upside of Caballo Blanco through an NSR royalty and a meaningful shareholding in Goldgroup. Almaden’s share position would further increase with the initiation of production and the meeting of major resource and production milestones by Goldgroup. Ultimately, this capital will be deployed to build Almaden, adding to our Company’s exceptionally strong strategic and financial position as a prospect generator."

About El Cobre

The now 100% Almaden owned El Cobre project covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers. Drilling by Almaden and past partners along this strike length has returned significant copper and gold values including those in the table below. The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks. Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth. More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile. Almaden plans to commence an exploration program on the El Cobre project immediately which will include a TITAN 24 CSAMT-IP geophysical survey of the property which it is hoped will identify where to focus future deeper drilling now likely to commence in early 2012. Almaden’s 100% interest in the El Cobre project is subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for $US1.5 MM.

Morgan J. Poliquin, P. Eng., the President and CEO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses reported from work conducted by Almaden were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. This sampling also included a quality control program and the insertion of field duplicates, certified standards and blanks into the sample stream. Analyses reported from work conducted by past partners cannot be verified by Almaden but are believed to have been acquired from exploration programs carried out under the supervision of qualified persons (under the meaning for qualified person as defined in NI 43-101) and in accordance with NI 43-101 requirements. Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold and $2.91 per pound copper. Many of the past drill holes on the El Cobre property are shallow and end in copper-gold mineralization.  Because of this and the nature of porphyry copper gold deposits, true widths have not been calculated.

About Almaden

Almaden is a well-financed (no debt, approximately $C25 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Caballo Blanco, El Cobre and its new Ixtaca Zone discovery on the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at the 100% owned Tuligtic project where in 2010 Almaden made the drill discovery of the Ixtaca Zone. At present the Company is conducting a 3 drill exploration program at Tuligtic. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including Tuligtic.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.